Consent of Independent Registered Public Accounting Firm
The Employee Welfare Benefits Plan Committee
FMC Corporation Savings and Investment Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-235595, 333-219643, 333-64702, 333-62683, 333-36973, 333-24039, 333-18383, 333-69805, 333-69714, 333-111456, 333-172387, and 333-172388) on Form S-8 of FMC Corporation of our report dated June 18, 2021 with respect to the statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan as of December 31, 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, which report appears in the December 31, 2020 annual report for Form 11-K of the FMC Corporation Savings and Investment Plan.

/s/MITCHELL AND TITUS LLP
Philadelphia, Pennsylvania
June 21, 2021